Exhibit 4.28

Execution Copy – 28 September 2023	Privileged & Confidential

CONTRIBUTION AGREEMENT

This contribution agreement (the “Agreement”) is made by and between D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi, a joint stock company incorporated under the laws of the Republic of Türkiye, with its registered address at Kuştepe Mah., Mecidiyeköy Yolu Cad. No:12, Trump Towers, Tower No:2, Şişli, Istanbul, republic of Turkiye and registered with the Istanbul Trade Registry under the registration number 436165-0 (“Hepsiburada”) and TurkCommerce B.V., a private company with limited liability incorporated under the laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands, its business address at Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands and registered with the Dutch trade register under number 62146440 (“TurkCommerce”) to set forth the terms by which TurkCommerce will contribute to the settlement amount that Hepsiburada has agreed to pay (and has in fact paid) under a settlement agreement (“Settlement”) for the purpose of resolving the claims asserted in Benson v. D-MARKET Elektronik Hizmetler Ve Ticaret Anonim Şirketi, et al., Case No. 655701/2021, before the Supreme Court of the State of New York, County of New York: Commercial Division (the “State Court”) (the “State Action”), and IWA-Forest Indus. Pension Plan v. D-MARKET Elektronik Hizmetler Ve Ticaret Anonim Şirketi, et al., Case No. 1:21 Civ. 08634 (PKC) before the United States District Court Southern District of New York (the “Federal Court”), (the “Federal Action”). The Federal Action and the State Action shall be hereinafter referred to together as the “Securities Lawsuits”. Hepsiburada and TurkCommerce shall be hereinafter referred to, individually as a “Party”, and together, as the “Parties”.

WHEREAS, in the July 1, 2021 initial public offering (the “IPO” or the “Offering”) of Hepsiburada, which was completed on July 6, 2021 with the underwriters’ exercise of their over-allotment option, a total of 65,251,000 American Depositary Shares (“ADS”), representing 65,251,000 Class B ordinary shares in the share capital of Hepsiburada, were sold by Hepsiburada and TurkCommerce;

WHEREAS, the Offering comprised 41,670,000 ADS sold by Hepsiburada, representing 63.86% (sixty three point eighty six per cent) of the overall ADS offered as part of the IPO, and 23,581,000 ADS sold by TurkCommerce as the selling shareholder, representing 36.14% (thirty six point fourteen per cent) of the overall ADS offered as part of the IPO (including 15,070,000 ADS sold by TurkCommerce on the Offering date and 8,511,000 ADS sold by TurkCommerce pursuant to the underwriters’ exercise in full of their over-allotment option);

WHEREAS, the Securities Lawsuits assert claims against the Parties under the Securities Act of 1933 arising out of the IPO;

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Execution Copy – 28 September 2023	Privileged & Confidential

WHEREAS, the Parties had a mutual interest in resolving the Securities Lawsuits to avoid the costs and uncertainties of litigation and are entering into this Agreement to facilitate the resolution of the Securities Lawsuits without any admission of wrongdoing or liability; and

WHEREAS, after a voluntary private mediation procedure, on December 2, 2022, Hepsiburada reached an agreement with the plaintiffs in the Securities Lawsuits, by signing a binding Settlement term sheet (the “Settlement Term Sheet”) to settle the Securities Lawsuits in their entirety and a full and final release of all defendants (including, for the avoidance of doubt, TurkCommerce) and their related parties, in consideration of payment of USD 13,900,000 (the “Settlement Amount”) by Hepsiburada to the plaintiffs in the Securities Lawsuits;

WHEREAS, on December 5, 2022, Hepsiburada and TurkCommerce agreed to be bound by the provisions of a contribution term sheet (the “Contribution Term Sheet”) under which TurkCommerce shall pay an aggregate amount equal to USD 3,975,000 (the “Contribution Amount”) to Hepsiburada, subject to the satisfaction of the following conditions:  (i)  Hepsiburada paying an amount of USD 13,900,000 to the plaintiffs’ escrow account pursuant to the Settlement; (ii) TurkCommerce and all its related parties, including its directors, officers, managers and employees, receiving a full and final release from any claims in connection with the Securities Lawsuits as part of the Settlement; (iii) the Settlement documents to be submitted to the respective U.S. courts are approved by TurkCommerce; (iv) agreement with Hepsiburada on a contribution agreement, taking into account that TurkCommerce currently has no funding available and will require prior shareholder approval for inter alia indebtedness, and provided that TurkCommerce will strive to agree with Hepsiburada on the contribution agreement terms in good faith and use reasonable best efforts to reach agreement on those terms prior to Hepsiburada having to pay into a settlement escrow account following preliminary approval of the Settlement by the respective U.S. courts;

WHEREAS, on March 22, 2023, the plaintiffs and defendants in the Securities Lawsuits signed a stipulation of Settlement (the “Stipulation of Settlement”) that sets forth the terms and conditions of the principles previously agreed under the Settlement Term Sheet, and intending to fully, finally, and forever compromise, resolve, discharge, release, settle, and dismiss with prejudice all released claims, upon and subject to the approval by the Federal Court;

WHEREAS, the Stipulation of Settlement duly included in favor of TurkCommerce and all its related parties, including its directors, officers, managers and employees, a full and final release from any claims in connection with the Securities Lawsuits as part of the Settlement, and hence Article 1(ii) of the Contribution Term Sheet was satisfied;

WHEREAS, TurkCommerce duly received the drafts and final forms of, and gave its approval to, any and all Settlement documents, hence Article 1(iii) of the Contribution Term Sheet was satisfied; after

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Execution Copy – 28 September 2023	Privileged & Confidential

TurkCommerce’s approval the Stipulation of the Settlement and other relevant Settlement documentation were submitted to the Federal Court for its approval pursuant to the Federal Rules of Civil Procedure 23(e);

WHEREAS, on April 20, 2023 the Federal Court entered its order granting preliminary approval of the class action Settlement, and on August 1, 2023, gave its order and final judgment;

WHEREAS, on September 22, 2023, the State Court entered an order dismissing the State Action with prejudice;

WHEREAS, the Stipulation of Settlement required payment by Hepsiburada of the Settlement Amount within 30 calendar days of the later of: (i) the preliminary approval of the Settlement agreement by the Federal Court (since only the Federal Court’s approval has been sought), and (ii) the receipt by defendants of complete payment instructions; and therefore, Hepsiburada has deposited on May 17, 2023, the entire Settlement Amount to an escrow account set up by the plaintiffs’ counsel which is deemed to be under the custody and jurisdiction of the Federal Court in accordance with the Stipulation of Settlement, and accordingly Article 1(i) of the Contribution Term Sheet was satisfied;

WHEREAS, pursuant to Article 1(iv) of the Contribution Term Sheet, TurkCommerce is required to strive to agree with Hepsiburada on this Agreement in good faith and use its reasonable best efforts to reach agreement on those terms prior to Hepsiburada having to pay into the Settlement escrow account following preliminary approval of the settlement; and accordingly, until the date of this Agreement, Hepsiburada and TurkCommerce have exchanged communications with a view to find the most practicable method for both Parties for the fulfillment of TurkCommerce’s conditional contribution obligation;

WHEREAS, now, the Parties have agreed to be bound by this Agreement subject to the following terms and conditions, with an intention that this Agreement supersedes and replaces any and all previous verbal communication and written emails exchanged between the Parties with respect to the subject matter hereof.

NOW, THEREFORE, IT IS HEREBY AGREED, BY AND AMONG THE PARTIES:

1.The Settlement that Hepsiburada reached to resolve the claims asserted in the Securities Lawsuits contains a broad release which includes a release of all claims asserted against, among others, TurkCommerce, its affiliates, and its directors and officers in the State Action and the Federal Action, and states that neither Hepsiburada nor TurkCommerce admits to any wrongdoing or liability in connection with the claims asserted in the Securities Lawsuits.

2.TurkCommerce accepts that the Settlement Term Sheet and the Stipulation of Settlement were entered into with plaintiffs in the Securities Lawsuits, upon TurkCommerce’s approval and that TurkCommerce waives any right to challenge the terms or application of the Settlement, including on the grounds that its terms are inadequate or unfair, or that – based on the information TurkCommerce received

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Execution Copy – 28 September 2023	Privileged & Confidential

until date – Hepsiburada’s conduct with respect to the mediation and Settlement process has been improper or negligent in any respect.

3.On the terms and subject to the conditions of this Agreement, TurkCommerce agrees and undertakes to contribute the Contribution Amount towards the Settlement Amount, in order to contribute to the payment that was made by Hepsiburada to Hepsiburada’s ADS holders who are covered by the Securities Lawsuits, as part of the Settlement of the Securities Actions. That said, TurkCommerce declares that currently it has no funding available to pay this debt. Now, therefore, Hepsiburada and TurkCommerce hereby agree to settle TurkCommerce’s obligation to pay the Contribution Amount, by way of a sale by TurkCommerce to Hepsiburada, of an amount of Hepsiburada’s Class B shares that TurkCommerce owns (the “Transaction”), with the following terms:

(i)TurkCommerce shall sell to Hepsiburada and Hepsiburada shall purchase from TurkCommerce 4,615,384 Hepsiburada Class B shares (the “Shares”) against a purchase price payable by Hepsiburada to TurkCommerce of USD 5,732,306.93 (in words: five million, seven hundred and thirty-two thousand, three hundred and six and 93/100 US dollars) (the “Share Purchase Price”). It being understood that the number of Shares are calculated by dividing the Share Purchase Price by a price per Hepsiburada Class B share of USD 1.242 (the “Price Per Share”). The Parties accept and agree that, after each of the Party having received legal and financial advice, this Price Per Share is deemed to be a fair, adequate and well-negotiated price for a privately negotiated block sale, which reflects a 10% discount to the closing price of Hepsiburada ADS on September 27, 2023.1

(ii)Hepsiburada shall reimburse TurkCommerce for a portion of certain advisory fees it has incurred in connection with the Securities Litigation, the Agreement, and the Transaction in the amount of USD 267,693.07 (in words: two hundred and sixty-seven thousand, six hundred and ninety-three, and 07/100 US dollars) (the “Advisory Fees Contribution”).

(iii)Hepsiburada shall pay the Share Purchase Price and the Advisory Fees Contribution to TurkCommerce at the date of sale of the Shares, simultaneously with the transfer of the Shares, and without any deduction or set-off except as explicitly allowed for pursuant to (a) below, as follows:

(a)	an amount of USD 3,975,000 (being the Contribution Amount) to be set-off from the Share Purchase Price against full and final relief of TurkCommerce in that respect; and
(b)	an amount of USD 2,025,000 (the “Cash Payment”) to be paid in cash by bank transfer to the bank account in the name of TurkCommerce that is designated in

[1]

The Price Per Share also reflects (1) approximately a 14% discount to the volume weighted average price of Hepsiburada ADS during the 30-day period immediately preceding September 27, 2023; and (2) approximately a 20% discount to the volume weighted average price of Hepsiburada ADS during the 60-day period immediately preceding September 27, 2023.

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Execution Copy – 28 September 2023	Privileged & Confidential

writing by TurkCommerce to Hepsiburada . The Cash Payment shall be primarily used by TurkCommerce, among other matters, for: 1) the expenses, including legal fees and third-party advisory expenses, that TurkCommerce has incurred and expects to incur in connection with the evaluation and execution of the Transaction; (2) other fees and expenses incurred by TurkCommerce with respect to the Securities Lawsuits; (3) potential fees and expenses related to the correspondence that TurkCommerce exchanged with the Capital Markets Board of Turkey (“CMB”) pursuant to which the CMB may contend that TurkCommerce pay its respective portion of the registration fee (Tr. kurul kayıt ücreti) for having participated to the IPO of Hepsiburada as a selling shareholder.

For the avoidance of doubt, Hepsiburada does not accept any liability with respect to items (1), (2) and (3) above.

Each Party represents and warrants that the Parties have no liability towards each other, and shall not make any claims from each other, with respect to the IPO, Offering, Securities Lawsuits, Transaction, and/or any potential fees and expenses owed to the CMB for any reason whatsoever.

Hepsiburada hereby irrevocably and unconditionally waives, subject to the terms and conditions of this Agreement, its right to claim payment of the Contribution Amount from TurkCommerce other than payment by set-off with the Share Purchase Price in accordance with (ii)(a) above.

(iv)After the signing of this Agreement, TurkCommerce and Hepsiburada will take any and all necessary actions with the aim of reaching a closing of the Transaction, as soon as possible, and in any case by no later than October 12, 2023, including among others:

(a)	passing of a resolution by the board of directors of TurkCommerce authorizing the entry into by TurkCommerce of this Agreement and the execution of the Transaction;
(b)	passing of a resolution by the board of directors of Hepsiburada authorizing the entry into by TurkCommerce of this Agreement and the execution of the Transaction;
(c)

passing of a resolution by the board of directors of Hepsiburada authorizing, if necessary, the cancellation and division of existing share certificates of TurkCommerce and/or issuance of new share certificates in the name of TurkCommerce representing the amount of Shares that will be sold by TurkCommerce as part of the Transaction; and

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Execution Copy – 28 September 2023	Privileged & Confidential

(d)	TurkCommerce endorsing and physically transferring the share certificates representing the Shares being sold as part of the Transaction;
(e)	recording of the new shareholding numbers of TurkCommerce and Hepsiburada after the shares are purchased by Hepsiburada from TurkCommerce, into the share ledger of Hepsiburada.

(v)TurkCommerce shall not engage in and/or pursue a transaction with a third party buyer during the next open trading window of November 15, 2023 - December 15, 2023.

4.Hepsiburada and TurkCommerce agree that the wire transfer of USD 2,025,000 to TurkCommerce, and the transfer of the Shares to Hepsiburada shall be effected on the same (closing) day as part of the Transaction. The Parties agree that once TurkCommerce transfers the Shares to Hepsiburada and Hepsiburada has made the payment of the USD 2,025,000 to TurkCommerce as set forth under this Agreement, the Transaction will have been completed and irrevocably and unconditionally closed, and the Parties will not be entitled to unwind the Transaction for any reason whatsoever, including for reasons such as the event of a failure of the Settlement or and the event of any future correspondences of any of the Parties with the CMB regarding the registration fee.

5.The transfer taxes and similar tax, stamp tax, fees, levies, costs and expenses in relation to the Transaction (including payment of the Contribution Amount and Share Purchase Price), if any, will be borne by the Party incurring such taxes and any payment made will be done without any deduction or set- off.

6.Hepsiburada was entitled to disclose, and accordingly disclosed on December 5, 2022, to the United States Securities and Exchange Commission, the NASDAQ and the courts presiding in the Securities Lawsuits, by way of a press release, Form 6-K, and as Settlement papers for courts, all the information concerning the Settlement with the plaintiffs, including the pro rata contributions of the Parties. Now, Hepsiburada will – all in accordance with applicable law and regulations – also be entitled to disclose to the United States Securities and Exchange Commission and to the NASDAQ, by way of a press release and Form 6-K or other methods, information concerning the terms of this Contribution Agreement and the Transaction.

7.(i)TurkCommerce represents and warrants that TurkCommerce is the legal owner of the Shares and such Shares are free and clear from any encumbrance (such warranties the “Warranties”).

(ii)Hepsiburada acknowledges and agrees that the Shares to be sold to it are shares in its own capital and that Hepsiburada has inherent knowledge about the Shares and the business of Hepsiburada; and therefore the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of TurkCommerce in connection with the Transaction

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Execution Copy – 28 September 2023	Privileged & Confidential

and this Agreement, and collectively and exhaustively reflect the characteristics Hepsiburada may reasonably expect the Shares to have.

(iii)TurkCommerce’s aggregate maximum liability in connection with this Agreement and the Transaction is limited to USD 6,000,000.

8.The Parties deny all allegations of wrongdoing, fault, liability, or damage whatsoever arising out of any of the conduct, statements, acts, or omissions alleged, or that could have been alleged, in the Securities Lawsuits, including the allegations that the Parties made any misrepresentations or omissions in connection with the IPO. In entering into this Agreement, neither Party admits any fact, legal issue, liability, or responsibility as pertains to either the IPO, Securities Lawsuits, or the Parties’ obligations to each other, including for contribution or indemnification.

9.This Agreement, whether or not consummated, and any negotiations, discussions, or proceedings relating to this Agreement, the Settlement, or any matters arising in connection therewith shall not be offered or received against the Parties for any purpose, and in particular:

(i)do not constitute, and shall not be offered or received against the Parties as evidence of, or construed as or deemed to be evidence of, any presumption, concession, or admission by any Parties of: (i) the truth of any allegations in the Securities Lawsuits; (ii) the validity of any claim that has been or could have been asserted in the Securities Lawsuits, or in any other litigation; (iii) the deficiency of any defense that has been or could have been asserted in the Securities Lawsuits, or in any other litigation; or (iv) any liability, negligence, fault, or wrongdoing, on the part of, or damages owed by, the Parties;

(ii)do not constitute, and shall not be offered or received against the Parties as evidence of, or construed as evidence of, a presumption, concession, admission of any fault, misrepresentation, or omission with respect to any statement or written document approved or made by the Parties;

(iii)do not constitute, and shall not be offered or received against the Parties as evidence of, or construed as evidence of, a presumption, concession, or admission of any liability, negligence, fault, infirmity, or wrongdoing on the part of, or any damages owed by, or in any way referred to for any other reason as against the Parties, in any civil, criminal, or administrative action or proceeding, other than such proceedings as may be necessary to consummate or effectuate the terms of this Agreement; and

(iv)do not constitute, and shall not be offered or received against the Parties as evidence of, or construed as evidence of, a presumption, concession, or admission of either Party’s relative liability for any claim against each other, including for contribution, indemnification, or any other payment obligation.

10.Except as expressly stated herein, nothing in this Contribution Agreement shall constitute a waiver by any of the Parties to forfeit any of the contractual or legal rights they may have, arising out of or in connection with their previous contracts or by way of applicable law.

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Execution Copy – 28 September 2023	Privileged & Confidential

11.Hepsiburada shall not propose, make, allow or agree to any amendments to the Settlement Term Sheet, the Stipulation of Settlement or any other document in relation to the Settlement without the prior written consent of TurkCommerce.

12.This Agreement and any contractual and non-contractual obligation arising therefrom is and shall be governed exclusively by the laws of the State of New York and all claims arising under this Agreement may only be brought in a New York State court sitting in New York City or in the Federal Court.

13.This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all other prior agreements and undertakings (including the Contribution Term Sheet), both written and oral, with respect to the subject matter hereof.

14.This Agreement may not be amended or modified except by an instrument in writing signed by each of the Parties. Waiver of any term or condition of this Agreement shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. This Agreement may not be transferred or assigned by operation of law or otherwise, and any transfer or assignment in violation of the foregoing shall be null and void ab initio.

15.Time is of the essence with respect to all provisions of this Agreement in the sense that the Parties intention is to carry out the closing of the Transaction by no later than September 30, 2023, and that after this date, either Party will have the right, but not the obligation of, terminating this Agreement. The Parties can extend this term by up to three business days, by executing a mutual written agreement.

16.This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. Any counterpart may be delivered by electronic means; provided that attachment thereof shall constitute the representation and warranty of the person delivering such signature that such person has full power and authority to attach such signature and to deliver this Agreement.

17.The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement, or document related to this Agreement, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures shall be of the same legal effect, validity, and enforceability as a manually executed signature to the fullest extent permitted by applicable law.

IT IS HEREBY AGREED by the undersigned as of September 28, 2023.

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Execution Copy – 28 September 2023	Privileged & Confidential

D-MARKET ELEKTRONIK HIZMETLER VE TICARET ANONIM SIRKETI (HEPSIBURADA)

/s/ Tolga Babalı.	/s/ Korhan Öz
Name: Mr. Tolga Babalı.	Name: Mr. Korhan Öz
Title: Board Member	Title: CFO

TurkCommerce B.V.

/s/ K.L. Fung	/s/ M. Schroll
Name: Mr. K.L. Fung	Name: Mr. M. Schroll
Title: managing director A (bestuurder A)	Title: managing director B (bestuurder B)

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